245 Summer Street

Fidelity® Investments

Boston, MA 02210

March 29, 2019

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Investment Trust (the trust): File Nos. 002-90649 and 811-04008 Fidelity Series Overseas Fund Fidelity International Discovery K6 Fund (the fund(s)) Post-Effective Amendment No. 177

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 177 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity Series Overseas Fund and Fidelity International Discovery K6 Fund as new series’ of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Please note that the cover page of the Fidelity International Discovery K6 Fund Prospectus(es) and SAI(s) contain the standard “red herring” legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of June 12, 2019.  We request your comments by April 29, 2019.

Please contact Dana Turner at (603) 791-1092 with any questions or comments regarding this filing.

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/s/Dana Turner
Dana Turner
Legal Product Group